UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

Radius Health, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

750469207

(CUSIP Number)

BB Biotech AG

Ivo Betschart

Schwertstrasse 6

CH-8200 Schaffhausen, Switzerland

+41 44 267 67 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 750469207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) BB Biotech AG
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 6,931,685 (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 6,931,685 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,931,685 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person HC, CO

(1)	The shares of Common Stock were previously held by Biotech Growth N.V. Biotech Growth N.V. and Biotech Target N.V. are both wholly-owned subsidiaries of BB Biotech AG.

Page 2 of 5 Pages

CUSIP No.: 750469207

1.	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Biotech Target N.V.
2.	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Curacao
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0 shares
	8.	Shared Voting Power 6,931,685 (1)
	9.	Sole Dispositive Power 0 shares
	10.	Shared Dispositive Power 6,931,685 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,931,685 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 14.9%
14.	Type of Reporting Person CO

(1)	The shares of Common Stock were previously held by Biotech Growth N.V. Biotech Growth N.V. and Biotech Target N.V. are both wholly-owned subsidiaries of BB Biotech AG.

Page 3 of 5 Pages

Schedule 13D (Amendment No. 11)

EXPLANATORY NOTE: This Amendment No. 11 to Schedule 13D amends the statement on Schedule 13D relating to shares of common stock, $0.0001 par value (the “Common Stock”) of Radius Health, Inc. (the “Issuer”), initially filed by BB Biotech AG (“BB Biotech”) and Biotech Growth, N.V. with the Securities and Exchange Commission on June 3, 2011 (together with all amendments thereto, this “Schedule 13D”). The shares of the Common Stock previously held by Biotech Growth are now held by Biotech Target N.V. (“Biotech Target”). Both Biotech Growth and Biotech Target are wholly-owned subsidiaries of BB Biotech.

Amendment No. 11 is filed to reflect the current holding in the number of shares of Common Stock owned by the Reporting Persons (as defined below). This Amendment No. 11 also corrects a clerical error on the Cover Page to reflect the appropriate CUSIP Number for the Common Stock.

Each capitalized term used and not defined herein shall have the meaning assigned to such term in prior amendments to this Schedule 13D. Except as otherwise provided herein, each Item of this Schedule 13D remains unchanged.

Item 2. Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This statement is filed jointly by BB Biotech and Biotech Target (collectively, the “Reporting Persons”).

BB Biotech is a holding company incorporated in Switzerland. BB Biotech’s business address is Schwertstrasse 6, 8200 Schaffhausen, Switzerland. BB Biotech invests in companies involved in the development, production, and distribution of pharmaceuticals and other products based on biotechnology. BB Biotech is publicly traded on the Swiss Stock Exchange, the German Stock Exchange, and the Italian Stock Exchange.

Biotech Target is a wholly-owned subsidiary of BB Biotech incorporated in Curacao. Biotech Target’s business address is Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao. The principal business of Biotech Target is to invest in companies in the biotechnology sector.

The name, business address, present principal occupation, and citizenship of each executive officer and director of BB Biotech and Biotech Target are set forth on Exhibit A hereto, incorporated by reference herein.

During the five years prior to the date hereof, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the five years prior to the date hereof, neither BB Biotech nor Biotech Target, nor to the best of their knowledge, any of their executive officers or directors, has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

BB Biotech is a stock corporation organized under the laws of Switzerland. Biotech Target is a limited liability company organized under the laws of Curacao.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is hereby supplemented to add the following:

Between July 27, 2018 and April 30, 2020, the Reporting Persons acquired an additional 559,363 shares of the Issuer’s Common Stock (the “Fifth Additional Open Market Shares”) on the open market and exercised the Biotech Growth New Warrant on February 14, 2019 pursuant to which the Reporting Persons received an additional 71,409 shares of the Issuer’s Common Stock (the “New Warrant Shares”). The New Warrant Shares were included in the holdings reported by the Reporting Persons on Amendment No. 10 to this Schedule 13D filed with the Securities and Exchange Commission on August 6, 2018 and the increase of 559,363 shares held by the Reporting Persons resulted in an approximate 0.9% increase in percentage ownership of the outstanding shares of the Issuer’s Common Stock held by the Reporting Persons since the filing

Page 4 of 5 Pages

of Amendment No. 10. Each of the purchases of the Fifth Additional Open Market Shares and the exercise of the Warrant Shares were made with the working capital of BB Biotech and the aggregate amount of funds expended, excluding commissions, to acquire (i) the Fifth Additional Open Market Shares was US $10,965,994.61 and (ii) the New Warrant Shares was US $1,000,011.64.

Item 4. Purpose of Transaction

Item 4 is hereby supplemented to add the following:

The Reporting Persons acquired the Fifth Additional Open Market Shares for investment purposes.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a)

As the result of an internal restructuring the shares of Common Stock previously held by Biotech Growth are now held by Biotech Target. Biotech Target is the record owner of 6,931,685 shares of Common Stock, which include 71,409 shares of the Common Stock received upon the exercise of the Biotech Growth New Warrant on February 14, 2019. Biotech Growth N.V. no longer has beneficial interest in the Issuer’s Common Stock. To the best knowledge of BB Biotech and Biotech Target, no director or executive officer of BB Biotech or Biotech Target owns any shares of the Common Stock

(b)	Regarding the number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

See Line 7 of cover sheets.

(ii)	shared power to vote or to direct the vote:

See Line 8 of cover sheets.

(iii)	sole power to dispose or to direct the disposition:

See Line 9 of cover sheets.

(iv)	shared power to dispose or to direct the disposition:

See Line 10 of cover sheets.

(c)

Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the last 60 days. To the best knowledge of the Reporting Persons, no director or executive officer of BB Biotech and Biotech Target has effected any transaction in the Common Stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not Applicable.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit B    Agreement regarding joint filing of Schedule 13D.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BB Biotech AG

Date: May 15, 2020	By:	/s/ Martin Gubler
	Name:	Signatory Authority Martin Gubler
	Title:	Signatory Authority

Date: May 15, 2020	By:	/s/ Ivo Betschart
	Name:	Signatory Authority Ivo Betschart
	Title:	Signatory Authority

Biotech Target N.V.

Date: May 15, 2020	By:	/s/ Jan Bootsma
	Name:	Signatory Authority Jan Bootsma
	Title:	Signatory Authority

Date: May 15, 2020	By:	/s/ Hugo van Neutegem
	Name:	Signatory Authority Hugo van Neutegem
	Title:	Signatory Authority

Exhibit A

NAME	CITIZENSHIP	RESIDENCE OR BUSINESS ADDRESS	POSITION WITH COMPANY / PRESENT PRINCIPAL OCCUPATION
BB Biotech AG
Dr. Erich Hunziker	Swiss citizen	Schwertstrasse 6 CH 8200 Schaffhausen, Switzerland	Chairman and Director
Dr. Clive Meanwell	UK citizen	Schwertstrasse 6 CH-8200 Schaffhausen, Switzerland	Vice Chairman and Director
Dr. Thomas von Planta	Swiss citizen	Schwertstrasse 6 CH-8200 Schaffhausen, Switzerland	Director
Prof. Dr. Mads Krogsgaard Thomsen	Danish citizen	Schwertstrasse 6 CH-8200 Schaffhausen, Switzerland	Director
Biotech Target N.V.
Dr. Clive Meanwell	UK citizen	Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao	Statutory Director
Rudy Anthony Edwin Le Blanc	Dutch citizen	Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao	Statutory Director
Hugo Jan van Neutegem	Dutch citizen	Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao	Statutory Director
Jan Bootsma	Dutch citizen	Ara Hill Top Building, Unit A-5, Pletterijweg Oost 1, Curacao	Statutory Director

Exhibit B

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D (including all amendments thereto) is filed on behalf of each of the undersigned.

BB Biotech AG

Date: May 15, 2020	By:	/s/ Martin Gubler
	Name:	Signatory Authority Martin Gubler
	Title:	Signatory Authority

Date: May 15, 2020	By:	/s/ Ivo Betschart
	Name:	Signatory Authority Ivo Betschart
	Title:	Signatory Authority

Biotech Target N.V.

Date: May 15, 2020	By:	/s/ Jan Bootsma
	Name:	Signatory Authority Jan Bootsma
	Title:	Signatory Authority

Date: May 15, 2020	By:	/s/ Hugo van Neutegem
	Name:	Signatory Authority Hugo van Neutegem
	Title:	Signatory Authority